[NETEZZA LETTERHEAD]
December 5, 2008
Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, NE
Washington, D.C. 20549-4561
Mail Stop 4561

Attention: Kathleen Collins, Accounting Branch Chief

Re:	Netezza Corporation Form 10-K for the Fiscal Year Ended January 31, 2008 Filed on April 18, 2008

Definitive Proxy Statement on Schedule 14A Filed on May 5, 2008

Form 10-Q for the Fiscal Quarter Ended July 31, 2008 Filed on September 9, 2008

Form 8-K/A Filed on July 25, 2008 File No. 001-33445
Ladies and Gentlemen:
On behalf of Netezza Corporation (“Netezza” or the “Company”), I am responding to the comments contained in the staff’s letter dated November 20, 2008 to the undersigned (the “Letter”). The responses contained herein are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.
Form 10-K for the Fiscal Year Ended January 31, 2008
Risk Factors, page 11
     Comment:
1.	Please tell us what consideration you gave to including a discussion of the potential credit risks associated with your accounts receivable. In this regard, we note that Note 2 to the financial statements indicates that two customers accounted for nearly 40% of your accounts receivable for the fiscal year ended January 31, 2008.
     Response:

Securities and Exchange Commission
December 5, 2008

In response to the staff’s comment, the Company advises the staff that it considered the inclusion of a discussion of potential credit risks associated with its accounts receivable and concluded that this risk was not sufficiently significant to warrant inclusion of discussion. Despite the concentration of accounts receivable as noted in Note 2 to the financial statements filed with the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2008 (the “Form 10-K”), historically, the Company has never been unable to collect on accounts receivable and, consequently, the Company has never carried or recorded a reserve against accounts receivable for potential credit risk. For this reason, the Company concluded that the inclusion of discussion of credit risk relating to its accounts receivable was not necessary. In addition, with respect to the particular accounts receivable balances discussed in Note 2 to the financial statements filed with the Form 10-K, the Company advises the staff that the accounts receivable were subsequently collected in full from both customers. The Company advises the staff that, in future filings, the Company will include discussion of the potential credit risks associated with its accounts receivable if any changes in the facts and circumstances warrant disclosure.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Application of Critical Accounting Policies and Use of Estimates
Inventory Valuation, page 35
     Comment:
2.	We note that you recorded a significant inventory write-down in 2008. Please tell us about the circumstances that led to the write-down in inventory. In addition, tell us whether the write-down was a result of a change in your inventory policy. As part of your response, please tell us what consideration you gave to providing disclosure about the inventory write-down in your MD&A within your operating results discussion.
     Response:
In response to the staff’s comment, the Company advises the staff that the significant inventory write-down in 2008 primarily related to a lower-of-cost-or-market write-down of inventory based on its periodic assessment of the valuation of its inventory. These adjustments were a result of consistent application of the Company’s existing inventory policy and were not the result of a change in the Company’s inventory policy.
The Company considered providing disclosure about the inventory write-down in the operating results discussion of its Management’s Discussion and

Securities and Exchange Commission
December 5, 2008

Analysis of Financial Condition and Results of Operations (“MD&A”), but concluded that such disclosure was unnecessary. In its consideration, the Company noted that overall product gross margin was consistent at 59% in fiscal 2008 and 2007, resulting from cost reductions in fiscal 2008 offset by increased carrying costs of inventory as its inventory balance increased from $26.2 million at January 31, 2007 to $31.6 million at January 31, 2008. Total cost of product revenue increased $15.8 million to $42.5 million in fiscal 2008, primarily due to increases in the amount of product sold. Based on the fact that product gross margins were consistent in both periods and the magnitude of the increase in cost of product revenue in the period due primarily to increases in product revenue, the Company concluded that the effects of the write-down on operating results were not sufficiently significant to warrant additional discussion of the write-down in the operating results discussion within MD&A.
Liquidity and Capital Resources, page 40
     Comment:
3.	You state that you believe that you have sufficient resources to meet anticipated cash needs for the “foreseeable future.” In future filings, please clarify whether your current cash resources will be sufficient to fund your short-term cash requirements, where short-term is defined as a period of twelve months or less. To the extent there are any known materials trends or uncertainties related to long-term cash flow or liquidity, additional disclosures may also be required. See Section III.C of Release No. 33-6835 and Section IV of Release No. 33-8350.
     Response:
The Company acknowledges the staff’s comment and advises the staff that, in future filings containing MD&A, it will disclose whether its current cash resources will be sufficient to fund its cash requirements over the next 12 months and, to the extent that the circumstances warrant such disclosure, whether there are then any known material trends or uncertainties related to long-term cash flow or liquidity.
Note 13. Stock Option Plans, page 67
     Comment:
4.	We note that your current disclosures do not appear to provide all of the disclosures required by SFAS 123(R). Please tell us how you considered each of the disclosure requirements in paragraph A240 of SFAS 123(R). In your response, please identify which disclosures are not applicable or not material to warrant disclosure.

Securities and Exchange Commission
December 5, 2008

     Response:
In response to the staff’s comment, the Company has reviewed the disclosure requirements in paragraph A240 of SFAS 123(R), which was adopted by the Company effective February 1, 2006. The Company believes that it has addressed these items appropriately in Note 13 to the financial statements filed with the Form 10-K, with the exception of two items, as described below, for which the Company respectfully requests the staff’s permission to address prospectively in future filings.
With respect to paragraph A240(c)(2), there was no explicit disclosure in Note 13 to the financial statements filed with the Form 10-K, for each year for which an income statement was provided, of the total intrinsic value of options exercised or the total fair value of shares vested. The Company advises the staff that, in future filings containing SFAS 123(R) disclosure pursuant to paragraph A240, it will include this information.
With respect to paragraphs A240(d)(1) and (2), there was no explicit disclosure in Note 13 to the financial statements filed with the Form 10-K of the number, weighted-average exercise price, aggregate intrinsic value, and weighted-average remaining contractual term of share options vested and expected to vest at January 31, 2008. The Company advises the staff that, in future filings containing SFAS 123(R) disclosure pursuant to paragraph A240, it will include this information.
Item 9A. Controls and Procedures, page 76
     Comment:
5.	Your disclosure in response to Item 308(c) of Regulation S-K regarding changes in internal control over financial reporting should be given with regard to your fourth fiscal quarter; however, you have provided a statement that there were no reportable changes during the quarter ended October 31, 2007. Please tell us whether there were any changes in your internal control over financial reporting during the fourth fiscal quarter ending January 31, 2008 and provide a representation that you will conform your disclosure to the Item requirement in future filings.
     Response:
In response to the staff’s comment, the Company advises the staff that there were no reportable changes in its internal control over financial reporting during its fiscal quarter ended January 31, 2008. The Company further advises the staff that the reference in the Form 10-K to October 31, 2007 was in error and that the Company will conform its disclosure in this item to the requirements of Item 308(c) of Regulation S-K in future filings.

Securities and Exchange Commission
December 5, 2008

Definitive Proxy Statement on Schedule 14A Filed May 5, 2008
Executive and Director Compensation and Related Matters
Compensation Discussion and Analysis, page 12
     Comment:
6.	We note your statement that you engage in benchmarking of total compensation packages and that the data used regarding comparable companies is sometimes gathered by management and sometimes prepared by independent compensation consultants. It is unclear whether you engaged an independent compensation consultant to perform this function in fiscal 2008, though we note you provide this information for fiscal 2009. In future filings, please specifically indicate whether a consultant was engaged by you and disclose the role of the consultant.
     Response:
The Company acknowledges the staff’s comment and advises the staff that, in future filings containing a Compensation Discussion and Analysis, it will disclose whether it has engaged an independent compensation consultant to assist it in making executive compensation decisions for the given year and, in the event that the Company has engaged any such independent compensation consultant, will further disclose the role of such consultant in determining executive compensation.
     Comment:
7.	You identify several companies in the benchmarking group without clarifying whether they constitute some or all of the companies in the group. In future filings, please disclose all of the companies in the peer group. Note that where the compensation committee sets the benchmark at a certain range or percentile of the compensation provided by the component companies, the range or percentile should be disclosed. See Item 402(b)(2)(xiv) of Regulation S-K. In this regard, we note your statement on page 14 that the compensation committee reviews the target cash bonus together with base salary to ensure that “the total cash compensation is competitive with” comparable executives at comparable companies. Please specifically address how the benchmark for total cash compensation is set.
     Response:
The Company acknowledges the staff’s comment and advises the staff that, in future filings containing a Compensation Discussion and Analysis, it will disclose all of the companies that the Company has selected for its executive

Securities and Exchange Commission
December 5, 2008

compensation benchmark peer group for the given year as well as the factors considered in setting total executive cash compensation as compared to executive cash compensation paid by companies within the benchmark peer group.
     Comment:
8.	In future filings, to the extent true, please discuss why there are material differences in the compensation policy for Patricia Cotter, Vice President, Worldwide Customer Support and Manufacturing. See Item 402(b)(1) of Regulation S-K. Specifically address the differences in the target bonus as a percentage of base salary as compared to the other named executive officers.
     Response:
The Company acknowledges the staff’s comment and advises the staff that, in future filings containing a Compensation Discussion and Analysis, if and to the extent that there are material differences in a named executive officer’s target bonus as a percentage of base salary as compared to those of the Company’s other named executive officers, the Company will disclose the factors considered in setting such target bonus level for such executive officer.
Form 10-Q for the Fiscal Quarter Ended July 31, 2008
Note 3. Fair Value Measurements, page 9
     Comment:
9.	We note that you have concluded that your auction rate securities are temporarily impaired. Please explain the factors you considered when concluding that the impairment is not other-than-temporary. As part of your response, tell us how you considered paragraph 13 of FSP SFAS 115-1 and SAB Topic 5M. Also, tell us what consideration you have given to providing disclosure describing how you concluded that the impairment is temporary.
     Response:
In response to the staff’s comment, the Company advises the staff that, in accordance with FSP FAS 115-1 and SAB Topic 5M, the Company considered the following factors in determining whether the impairment of its auction rate securities was other-than-temporary or temporary: (i) the nature of the investment; (ii) the cause and duration of the impairment; (iii) the financial condition and near-term prospects of the Company; (iv) the ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value; and (v) the extent to which fair value was less than

Securities and Exchange Commission
December 5, 2008

cost. Although failed auctions of certain of the Company’s auction rate securities had been occurring for approximately six months at the time of filing of the Company’s Form 10-Q for the fiscal quarter ended July 31, 2008 (the “Form 10-Q”), none of these factors led the Company to conclude that the impairment was other-than-temporary. The Company specifically noted that it had a non-ARS cash and investments balance of approximately $101 million and that it had generated positive cash flow for the fiscal quarter. Based on its assessment of cash flow projections and ability to access cash and other short-term investments, the Company did and does not anticipate having to sell these securities below par value in order to operate its business for any significant period of time. In support of this conclusion and pursuant to its response to comment #3 of the staff in the Letter, the Company advises the staff that it will disclose in its Form 10-Q for the fiscal quarter ended October 31, 2008 the Company’s belief that its current cash resources will be sufficient to fund its cash requirements over the next 12 months. The Company further advises the staff that, in future filings containing fair value measurements of its auction rate securities, it will disclose the factors that it considers in determining whether the auction rate securities are or are not other-than-temporarily impaired.
     Comment:
10.	We also note that at July 31, 2008 the Company held $87.6 million of investments in money market funds, which were classified as cash and cash equivalents. Considering the recent market events, tell us whether these funds have experienced any declines in fair value resulting from deterioration in the creditworthiness of their assets, general illiquidity conditions, or both and if so, tell us how you have accounted for such declines. Also, tell us whether any of these funds have imposed limits on redemptions and if so, tell us how the Company considered such limitations in accounting for these investments as cash and cash equivalents.
     Response:
In response to the staff’s comment, the Company advises the staff that its investments in money market funds have not experienced any declines in fair value as a result of recent market events. As disclosed in the Form 10-Q, the Company’s money market funds held at July 31, 2008 were valued using Level 1 inputs. The Company is not aware of any deterioration in the creditworthiness of the assets held by these funds or of general illiquidity conditions associated with the funds. The Company is freely trading in these money market funds and is also not aware of any imposed limits on redemptions of its holdings in these funds. As a result, the money market funds were recorded at their observable market values and no declines in fair value were recorded.

Securities and Exchange Commission
December 5, 2008

Form 8-K/A Filed on July 25, 2008
     Comment:
11.	Please amend the audit report included in Exhibit 99.1 of your Form 8-K/A to include the signature and name of your independent accounting firm pursuant to Article 2-02(a) of Regulation S-X.
     Response:
In response to the staff’s comment, on December 5, 2008 the Company filed an Amendment No. 2 to the Current Report on Form 8-K filed by the Company on May 15, 2008, as previously amended by the Current Report on Form 8-K/A (Amendment No. 1) filed by the Company on July 25, 2008, to revise Exhibit 99.1 to include the signature and name of its independent accounting firm.
* * *
The Company has not prepared an amendment to the Form 10-K; its definitive Proxy Statement on Schedule 14A, filed on May 5, 2008 (the “Proxy Statement”); or the Form 10-Q. The Company believes that it can address the staff’s comments with respect to these filings in the responses contained herein and in future filings beginning with the Company’s Form 10-Q for the fiscal quarter ended October 31, 2008. Accordingly, the Company respectfully requests that the staff permit the Company to address the staff’s comments that relate to the Form 10-K, the Proxy Statement, and the Form 10-Q with its responses contained herein and in future filings.
In connection with responding to the staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the foregoing, please contact the undersigned at (508) 382-8584.
Very truly yours,
/s/ Patrick J. Scannell, Jr.
Patrick J. Scannell, Jr.
Senior Vice President and Chief Financial Officer, Netezza Corporation
Cc: Charles F. Kane, Audit Committee Chairman, Netezza Corporation